EXHIBIT 99.2
                                                                   ------------


                           [GRAPHIC OMITTED -- LOGO]

                         ADVANTAGE ENERGY INCOME FUND


                       CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Management of Advantage Energy Income Fund (the "Fund") is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Fund's assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the Board of Directors as the external auditor of the Fund, has audited the consolidated balance sheet as at December 31, 2007 and the consolidated statements of income, comprehensive income, accumulated deficit and cash flows for the year then ended. KPMG LLP, an independent firm of Chartered Accountants, has audited the consolidated balance sheet as at December 31, 2006 and the consolidated statements of income, accumulated deficit and cash flows for the year then ended. The external auditors conducted their audits in accordance with Canadian generally accepted auditing standards and have unlimited and unrestricted access to the Audit Committee.

/s/ Kelly I. Drader                     /s/ Peter A. Hanrahan
Kelly I. Drader                         Peter A. Hanrahan
CEO                                     VP Finance & CFO
March 5, 2008



                       Advantage Energy Income Fund - 1

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Advantage Energy Income Fund (the "Fund") is responsible for establishing and maintaining adequate internal control over financial reporting for the Fund as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2007, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Fund's independent firm of Chartered Accountants, was appointed by the Board of Directors to audit and provide independent opinions on both the Consolidated Financial Statements and the Fund's internal control over financial reporting as at December 31, 2007, as stated in their Auditor's Report. PricewaterhouseCoopers LLP has provided such opinions.


/s/ Kelly I. Drader                     /s/ Peter A. Hanrahan
Kelly I. Drader                         Peter A. Hanrahan
CEO                                     VP Finance & CFO
March 5, 2008



                       Advantage Energy Income Fund - 2

INDEPENDENT AUDITORS' REPORT

To the Unitholders of Advantage Energy Income Fund

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Advantage Energy Income Fund (the "Fund") as at December 31, 2007. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS
We have audited the accompanying consolidated balance sheet of the Fund as at December 31, 2007, and the related consolidated statements of income (loss) and comprehensive income (loss) and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Fund's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Fund as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 21, 2007.

INTERNAL CONTROL OVER FINANCIAL  REPORTING
We have also audited Advantage Energy Income Fund's internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Fund's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control -- Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Canada
March 5, 2008



                       Advantage Energy Income Fund - 3

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                                     DECEMBER 31, 2007                 DECEMBER 31, 2006
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                                    $     95,474                       $     79,537
     Prepaid expenses and deposits                                                21,988                             16,878
     Derivative asset (note 12)                                                    7,027                              9,840
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 124,489                            106,255
Deposit on property acquisition                                                        -                              1,410
Derivative asset (note 12)                                                           174                                593
Fixed assets (note 4)                                                          2,177,346                          1,753,058
Goodwill (note 3)                                                                120,271                            120,271

--------------------------------------------------------------------------------------------------------------------------------
                                                                            $  2,422,280                       $  1,981,587
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                               $    122,087                       $    116,109
     Distributions payable to Unitholders                                         16,592                             18,970
     Current portion of capital lease obligations (note 5)                         1,537                              2,527
     Current portion of convertible debentures (note 6)                            5,333                              1,464
     Derivative liability (note 12)                                                2,242                                  -
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 147,791                            139,070
Derivative liability (note 12)                                                     2,778                                  -
Capital lease obligations (note 5)                                                 5,653                                305
Bank indebtedness (note 7)                                                       547,426                            410,574
Convertible debentures (note 6)                                                  212,203                            170,819
Asset retirement obligations (note 8)                                             60,835                             34,324
Future income taxes (note 9)                                                      66,727                             61,939
--------------------------------------------------------------------------------------------------------------------------------
                                                                               1,043,413                            817,031
--------------------------------------------------------------------------------------------------------------------------------
UNITHOLDERS' EQUITY
Unitholders' capital (note 10)                                                 2,027,065                          1,592,758
Convertible debentures equity component (note 6)                                   9,632                              8,041
Contributed surplus (note 10)                                                      2,005                                863
Accumulated deficit (note 11)                                                   (659,835)                          (437,106)
--------------------------------------------------------------------------------------------------------------------------------
                                                                               1,378,867                          1,164,556
--------------------------------------------------------------------------------------------------------------------------------
                                                                            $  2,422,280                       $  1,981,587
--------------------------------------------------------------------------------------------------------------------------------

COMMITMENTS (note 14)

see accompanying Notes to Consolidated Financial Statements
On behalf of the Board of Directors of Advantage Oil & Gas Limited:


/s/ Rodger A. Tourigny                          /s/ Kelly I. Drader
Rodger A. Tourigny, Director                    Kelly I. Drader, Director


                       Advantage Energy Income Fund - 4

CONSOLIDATED STATEMENTS OF INCOME (LOSS),
COMPREHENSIVE INCOME AND ACCUMULATED DEFICIT

                                                                              YEAR ENDED                      YEAR ENDED
(thousands of dollars, except for per Trust Unit amounts)                  DECEMBER 31, 2007               DECEMBER 31, 2006
--------------------------------------------------------------------------------------------------------------------------------
REVENUE

     Petroleum and natural gas                                              $    538,764                     $   414,430

     Realized gain on derivatives (note 12)                                       18,594                           5,297

     Unrealized gain (loss) on derivatives (note 12)                             (11,049)                         10,242

     Royalties, net of Alberta Royalty Credit                                    (98,614)                        (76,456)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 447,695                         353,513
--------------------------------------------------------------------------------------------------------------------------------


EXPENSES

     Operating                                                                   127,309                          82,911

     General and administrative                                                   21,449                          13,738

     Management fee (note 13)                                                          -                             887

     Performance incentive (note 13)                                                   -                           2,380

     Management internalization (note 13)                                         15,708                          13,449

     Interest                                                                     24,351                          18,258

     Interest and accretion on convertible debentures                             17,436                          13,316

     Depletion, depreciation and accretion                                       272,175                         194,309
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 478,428                         339,248
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and non-controlling interest                          (30,733)                         14,265

Future income tax reduction (note 9)                                             (24,642)                        (37,087)

Income and capital taxes (note 9)                                                  1,444                           1,509
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 (23,198)                        (35,578)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before non-controlling interest                                 (7,535)                         49,843

Non-controlling interest                                                               -                              29
--------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)                                 (7,535)                         49,814

Accumulated deficit, beginning of year                                          (437,106)                       (269,674)

Distributions declared                                                          (215,194)                       (217,246)
--------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT, END OF YEAR                                            $   (659,835)                    $  (437,106)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per Trust Unit (note 10)

     Basic                                                                  $     (0.06)                     $      0.62

     Diluted                                                                $     (0.06)                     $      0.61
--------------------------------------------------------------------------------------------------------------------------------

see accompanying Notes to Consolidated Financial Statements


                       Advantage Energy Income Fund - 5

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                    YEAR ENDED                                YEAR ENDED
(thousands of dollars)                                           DECEMBER 31, 2007                         DECEMBER 31, 2006
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net income (loss)                                                  $      (7,535)                           $     49,814
Add (deduct) items not requiring cash:
     Unrealized loss (gain) on derivatives                                11,049                                 (10,242)
     Unit-based compensation                                                 929                                       -
     Performance incentive                                                     -                                   2,380
     Management internalization                                           15,708                                  13,449
     Non-cash interest expense                                               890                                       -
     Accretion on convertible debentures                                   2,569                                   2,106
     Depletion, depreciation and accretion                               272,175                                 194,309
     Future income tax                                                   (24,642)                                (37,087)
     Non-controlling interest                                                  -                                      29
Expenditures on asset retirement                                          (6,951)                                 (5,974)
Changes in non-cash working capital                                      (15,060)                                 20,303
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                    249,132                                 229,087
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES

Units issued, net of costs (note 10)                                     104,215                                 141,908
Debentures redeemed (note 6)                                             (19,406)                                      -
Increase (decrease) in bank indebtedness                                  28,893                                 (30,767)
Reduction of capital lease obligations                                    (3,184)                                 (1,019)
Distributions to Unitholders                                            (170,915)                               (185,015)
--------------------------------------------------------------------------------------------------------------------------------
Cash used in financing activities                                        (60,397)                                (74,893)
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

Expenditures on property and equipment                                  (148,725)                               (159,487)
Property acquisitions                                                    (16,051)                                   (244)
Property dispositions                                                      1,037                                   8,727
Acquisition of Sound Energy Trust (note 3)                               (22,307)                                      -
Acquisition of Ketch Resources Trust (note 3)                                  -                                 (10,109)
Changes in non-cash working capital                                       (2,689)                                  6,919
--------------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                       (188,735)                               (154,194)
--------------------------------------------------------------------------------------------------------------------------------
Net change in cash                                                             -                                       -
Cash, beginning of year                                                        -                                       -

--------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                  $           -                            $          -
--------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION

     Interest paid                                                 $      42,017                            $     34,680
     Taxes paid                                                    $       2,062                            $      1,783


see accompanying Notes to Consolidated Financial Statements


                       Advantage Energy Income Fund - 6

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

All tabular amounts in thousands except as otherwise indicated

1.    BUSINESS AND STRUCTURE OF THE FUND

      Advantage Energy Income Fund ("Advantage" or the "Fund") was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture originally dated April 17, 2001, and as occasionally amended, between Advantage Oil & Gas Ltd. ("AOG") and Computershare Trust Company of Canada, as trustee. The Fund commenced operations on May 24, 2001. The beneficiaries of the Fund are the holders of the Trust Units (the "Unitholders").

      The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its wholly-owned subsidiary, AOG. The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes"). The Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

      The purpose of the Fund is to distribute available cash flow to Unitholders on a monthly basis in accordance with the terms of the Trust Indenture. The Fund's available cash flow includes principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the AOG Notes, AOG Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. Distributions from the Fund to Unitholders are entirely discretionary and are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures. Distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. It is our long-term objective to provide stable and sustainable distributions to the Unitholders, while continuing to grow the Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The Management of the Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

      (a) CONSOLIDATION AND JOINT OPERATIONS

      These consolidated financial statements include the accounts of the Fund and all subsidiaries, including AOG. All intercompany balances and transactions have been eliminated.

      The Fund conducts exploration and production activities jointly with other participants. The accounts of the Fund reflect its proportionate interest in such joint operations.

                       Advantage Energy Income Fund - 7

(b)   FIXED ASSETS

      (i)   PETROLEUM AND NATURAL GAS PROPERTIES

      The Fund follows the "full cost" method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants ("CICA") whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling and completion, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development activities.

      Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion and depreciation of 20% or more.

      Depletion of petroleum and natural gas  properties  and  depreciation  of lease, well equipment and production facilities is provided on accumulated costs using the "unit-of-production" method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

      The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

      Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There has been no impairment of the Fund's petroleum and natural gas properties since inception.

      (ii)   FURNITURE AND EQUIPMENT

      The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

(c)   GOODWILL

      Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Fund) to its carrying value, including goodwill. If the fair value of the Fund is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Fund to the identifiable assets and liabilities as if the Fund had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Fund over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred. There has been no impairment of the Fund's goodwill since inception.

(d)   DISTRIBUTIONS

      Distributions are calculated on an accrual basis and are paid to Unitholders monthly.

(e)   FINANCIAL INSTRUMENTS

      Effective January 1, 2007, the Fund adopted CICA Handbook sections 3855 "Financial Instruments - Recognition and Measurement", 3862 "Financial Instruments - Disclosures", 3863 "Financial Instruments - Presentation", and 3865 "Hedges".

                       Advantage Energy Income Fund - 8

      Section 3855 "Financial Instruments - Recognition and Measurement" establishes criteria for recognizing and measuring financial instruments including financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments must initially be recognized at fair value on the balance sheet. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, are recorded based on how each financial instrument was initially classified. The Fund has classified each identified financial instrument into the following categories: held for trading, loans and receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Held for trading financial instruments are measured at fair value with gains and losses recognized in earnings immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to earnings when the asset is derecognized. Loans and receivables, held to maturity investments and other financial liabilities are recognized at amortized cost using the effective interest method and impairment losses are recorded in earnings when incurred. Upon adoption and with all new financial instruments, an election is available that allows entities to classify any financial instrument as held for trading. Only those financial assets and liabilities that must be classified as held for trading by the standard have been classified as such by the
      Fund. As the Fund frequently utilizes non-financial derivative instruments to manage market risk associated with volatile commodity prices, such instruments must be classified as held for trading and recorded on the balance sheet at fair value as derivative assets and liabilities. Section 3865 "Hedges" provides an alternative to recognizing gains and losses on derivatives in earnings if the instrument is designated as part of a hedging relationship and meets the necessary criteria. Under the alternative hedge accounting treatment, gains and losses on derivatives classified as effective cash flow hedges are included in other comprehensive income until the time at which the hedged item is realized. The Fund does not utilize derivative instruments for speculative purposes but has elected not to apply hedge accounting. Therefore, gains and losses on these instruments are recorded as unrealized gains and losses on derivatives in the consolidated statement of income, comprehensive income and accumulated deficit in the period they occur and as realized gains and losses on derivatives when the contracts are settled. Since unrealized gains and losses on derivatives are non-cash items, there is no impact on the statement of cash flows as a result of their recognition.

      In some instances, derivative financial instruments can be embedded within other contracts. Embedded derivatives within a host contract must be recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative, and the combined contract is not classified as held for trading or designated at fair value. The Fund selected January 1, 2003, as its accounting transition date for any potential embedded derivatives and has not identified any embedded derivatives that would require separation from the host contract and fair value accounting.

      Transaction costs are frequently attributed to the acquisition or issue of a financial asset or liability. Section 3855 requires that such transaction costs incurred on held for trading financial instruments be expensed immediately. For other financial instruments, an entity can adopt an accounting policy of either expensing transaction costs as they occur or adding such transaction costs to the fair value of the financial instrument. The Fund has chosen a policy of adding transaction costs to the fair value initially recognized for financial assets and liabilities that are not classified as held for trading.

      The Fund has adopted the new standards prospectively as required which allows amendments to the carrying values of financial instruments, effective as of the adoption date, to be recognized as an adjustment to the beginning balance of accumulated deficit. As the new standards have not resulted in any significant changes to the recognition and measurement of the Fund's financial instruments, no adjustment to accumulated deficit was required. The new standards also require several additional disclosures in the notes to the financial statements. Among the disclosures required, the Fund must disclose the exposure to various risks associated with financial instruments and the policies that exist to manage these risks.

(f)   COMPREHENSIVE INCOME

      Effective January 1, 2007, the Fund adopted CICA Handbook section 1530 "Comprehensive Income". Comprehensive income consists of net income and other comprehensive income ("OCI") with amounts included in OCI shown net of tax. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI. To date, the Fund does not have any adjustments in OCI and therefore comprehensive income is currently equal to net income.

(g)   CONVERTIBLE DEBENTURES

      The Fund's convertible debentures are financial liabilities consisting of a liability with an embedded conversion feature. As such, the debentures are segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term and expensed accordingly. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital.


                       Advantage Energy Income Fund - 9

(h)  ASSET RETIREMENT OBLIGATIONS

      The Fund follows the "asset retirement obligation" method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Fund's asset retirement obligations is recorded in the period in which it is incurred, discounted to its present value using the Fund's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of fixed assets. The asset recorded is depleted on a "unit-of-production" basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligations are charged against the obligation to the extent of the liability recorded.

(i)   INCOME TAXES

      The Fund is considered an open-ended unincorporated mutual fund trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

      The Fund and its subsidiaries follow the "liability" method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

(j)   UNIT-BASED COMPENSATION

      Advantage accounts for compensation expense based on the "fair value" of rights granted under its unit-based compensation plans. The Fund has Trust Units held in escrow relating to the management internalization (note 13) as well as a unit-based compensation plan for external directors of the Fund, a Restricted Trust Unit Plan and Trust Units issuable for the retention of certain employees of the Fund (note 10).

      The escrowed Trust Units relating to the management internalization vest equally over three years, the period during which employees are required to provide service to receive the Trust Units. Therefore, the management internalization consideration is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided, including an estimate of future Trust Unit forfeitures.

      Awards under the external directors' unit-based compensation plan vest immediately with associated compensation expense recognized in the current period earnings and estimated forfeiture rates are not incorporated in the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

      Advantage's current employee compensation includes a Restricted Trust Unit Plan (the "Plan"), as approved by the Unitholders on June 23, 2006, and Trust Units issuable for the retention of certain employees of the Fund. The Plan authorizes the Board of Directors to grant Restricted Trust Units ("RTUs") to directors, officers, or employees of the Fund. The number of RTUs granted is based on the Fund's Trust Unit return for a calendar year and compared to a peer group approved by the Board of Directors. The Trust Unit return is calculated at the end of the year and is primarily based on the year-over-year change in the Trust Unit price plus distributions. The RTU grants vest one third immediately on grant date, with the remaining two thirds vesting evenly on the following two yearly anniversary dates. The holders of RTUs may elect to receive cash upon vesting in lieu of the number of Trust Units to be issued, subject to consent of the Fund. Compensation cost related to the Plan is recognized as compensation expense over the service period and incorporates the period end Trust Unit price, the estimated number of RTUs to vest, and certain management estimates. The maximum amount of RTUs granted in any one calendar year is limited to 175% of the base salaries of those individuals participating in the Plan for such period.

(k)   REVENUE RECOGNITION

      Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.


                       Advantage Energy Income Fund - 10

(l)  PER TRUST UNIT AMOUNTS

      Net income per Trust Unit is calculated using the weighted average number of Trust Units outstanding during the year. Diluted net income per Trust Unit is calculated using the "if-converted" method to determine the dilutive effect of convertible debentures and exchangeable shares and the "treasury stock" method for trust unit rights granted to directors and the management internalization escrowed Trust Units.

(m)   MEASUREMENT UNCERTAINTY

      The amounts recorded for depletion and depreciation of property and equipment, the provision for asset retirement obligation costs and related accretion expense, impairment calculations for fixed assets and goodwill, derivative fair value calculations, future income tax provisions, as well as fair values assigned to any identifiable assets and liabilities in business combinations are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

(n)   ACCOUNTING CHANGES

      Effective January 1, 2007, the Fund adopted the revised recommendations of CICA section 1506 "Accounting Changes". The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information.
      Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes in earnings. The guidance was effective for all changes in accounting polices, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

(o)   RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

      The CICA has issued section 1535 "Capital Disclosures", which will be effective January 1, 2008 for the Fund. Section 1535 will require the Fund to provide additional disclosures relating to capital and how it is managed. It is not anticipated that the adoption of section 1535 will impact the amounts reported in the Fund's financial statements as they primarily relate to disclosure.

(p)   COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform to the current year's presentation.


3.    ACQUISITIONS

      (a)   SOUND ENERGY TRUST

      On September 5, 2007, Advantage acquired all of the issued and outstanding Trust Units and Exchangeable Shares of Sound Energy Trust ("Sound") for $21.4 million cash consideration, 16,977,184 Advantage Trust Units and $0.9 million of acquisition costs. Sound Unitholders and Exchangeable Shareholders could elect to receive 0.30 Advantage Trust Units for each Sound Trust Unit or receive $0.66 in cash and 0.2557 Advantage Trust Units for each Sound Trust Unit. All of the Sound Exchangeable Shares were exchanged for Advantage Trust Units on the same ratio as the Sound Trust Units based on the conversion ratio in effect at the effective date of the acquisition. Sound was an energy trust engaged in the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the
      consolidated   financial  statements  as  of  the  closing  date  of  the acquisition.

     The purchase price has been allocated as follows:

     NET ASSETS ACQUIRED AND LIABILITIES ASSUMED:               CONSIDERATION:
     Fixed assets                              $   509,656      16,977,184 Trust Units issued     $  228,852
     Accounts receivable                            27,433      Cash                                  21,403
     Prepaid expenses and deposits                   3,873      Acquisition costs incurred               904
     Derivative asset, net                           2,797                                        ----------
     Bank indebtedness                            (107,959)                                       $  251,159
     Convertible debentures                       (101,553)                                       ----------
     Accounts payable and accrued liabilities      (35,396)
     Future income taxes                           (29,430)
     Asset retirement obligations                  (16,695)
     Capital lease obligations                      (1,567)
                                               ------------
                                               $   251,159
                                               ------------



                       Advantage Energy Income Fund - 11

     The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price has been revised due to the realization of estimates and is subject to further refinement as additional cost estimates and tax balances are finalized.

(b)  KETCH RESOURCES TRUST

     On June 23, 2006, Advantage acquired all of the issued and outstanding Trust Units of Ketch Resources Trust ("Ketch") in return for 32,870,465 Advantage Trust Units, utilizing an exchange ratio of 0.565 Advantage Trust Units for each Ketch Trust Unit outstanding. Ketch was an energy trust engaged in the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

     NET ASSETS ACQUIRED AND LIABILITIES ASSUMED:                  CONSIDERATION:
     Fixed assets                        $   877,463         32,870,465 Trust Units issued      $  688,636
     Goodwill                                 74,798         Acquisition costs incurred             10,109
     Accounts receivable                      55,806                                            ----------
     Prepaid expenses and deposits             6,406                                            $  698,745
     Cash                                      2,713                                            ----------
     Bank indebtedness                      (191,578)
     Convertible debentures                  (69,952)
     Accounts payable                        (46,834)
     Asset retirement obligations             (7,930)
     Capital lease obligation                 (2,147)
                                         -------------
                                         $   698,745
                                         -------------



     The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced.


4.   FIXED ASSETS

                                                                                            ACCUMULATED            NET BOOK
     DECEMBER 31, 2007                                                   COST       DEPLETION AND DEPRECIATION       VALUE
     ------------------------------------------------------------------------------------------------------------------------
     Petroleum and natural gas properties                            $ 3,016,243            $   844,671            $2,171,572
     Furniture and equipment                                              10,548                  4,774                 5,774
     ------------------------------------------------------------------------------------------------------------------------
                                                                     $ 3,026,791            $   849,445            $2,177,346
     ------------------------------------------------------------------------------------------------------------------------


                                                                                            ACCUMULATED            NET BOOK
     DECEMBER 31, 2006                                                   COST       DEPLETION AND DEPRECIATION       VALUE
     ------------------------------------------------------------------------------------------------------------------------

     Petroleum and natural gas properties                            $ 2,324,948            $   576,707            $1,748,241
     Furniture and equipment                                               8,175                  3,358                 4,817
     ------------------------------------------------------------------------------------------------------------------------
                                                                     $ 2,333,123            $   580,065            $1,753,058
     ------------------------------------------------------------------------------------------------------------------------

     During the year ended December 31, 2007, Advantage capitalized general and
     administrative   expenditures   directly   related  to   exploration   and
     development  activities  of  $9,653,000  (2006  -  $6,444,000).

     Costs of $60,238,000 (2006 - $43,467,000) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $190,146,000 (2006 - $123,464,000) have been included in costs subject to depletion.

                       Advantage Energy Income Fund - 12

     The Fund performed a ceiling test calculation at December 31, 2007 to assess the recoverable value of fixed assets. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

                                              WTI CRUDE OIL       EXCHANGE RATE       AECO GAS
     YEAR                                       ($US/BBL)          ($US/$CDN)       ($CDN/MMBTU)
     -------------------------------------------------------------------------------------------
     2008                                       $ 89.61             $  1.00           $  6.51
     2009                                       $ 86.01             $  1.00           $  7.22
     2010                                       $ 84.65             $  1.00           $  7.69
     2011                                       $ 82.77             $  1.00           $  7.70
     2012                                       $ 82.26             $  1.00           $  7.61
     2013                                       $ 82.81             $  1.00           $  7.78
     -------------------------------------------------------------------------------------------
     Approximate escalation rate after 2013       2.0%                   -                2.0%
     -------------------------------------------------------------------------------------------

     Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Fund when performing the ceiling test calculation.

5.   CAPITAL LEASE OBLIGATIONS

     The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at December 31, 2007 consist of the following:

     2008                                   $   1,906
     2009                                       2,040
     2010                                       2,200
     2011                                       1,925
     ---------------------------------------------------
                                                8,071
     Less amounts representing interest          (881)
                                                7,190
     Current portion                           (1,537)
     ---------------------------------------------------
                                            $   5,653
     ---------------------------------------------------

     On June 23, 2006, Advantage assumed a total capital lease obligation of $2.1 million in the acquisition of Ketch (note 3). The lease ends in March 2008 and interest expense is recognized at 5.3%.

     During the second quarter of 2007, Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $4.1 million. The lease obligation bears interest at 5.8% and is secured by the related equipment. The lease term expires June 2011 with a final purchase obligation of $1.5 million at which time ownership of the equipment will transfer to Advantage.

     Effective September 4, 2007, Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $1.8 million. The lease obligation bears interest at 6.7% and is secured by the related equipment. The lease term expires August 2010 with a final payment obligation of $0.7 million. Distributions to Unitholders are not permitted if the Fund is in default of such capital lease.

     On September 5, 2007, Advantage assumed two capital lease obligations in the acquisition of Sound (note 3) resulting in the recognition of capital lease obligations of $1.6 million. Both of the lease obligations bear interest at 5.6% and are secured by the related equipment. The lease terms expire December 2009 and April 2010 with a total final payment obligation of $0.9 million.

     Fixed assets subject to capital leases are depreciated on a "unit-of-production" basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties and is included in depletion and depreciation expense.


                       Advantage Energy Income Fund - 13

6.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                      10.00%            9.00%             8.25%            8.75%
     ------------------------------------------------------------------------------------------------
     Trading symbol                   AVN.DB           AVN.DBA           AVN.DBB          AVN.DBF
     Issue date                    Oct. 18, 2002    July 8, 2003      Dec. 2, 2003     June 10, 2004
     Maturity date                    Matured       Aug. 1, 2008      Feb. 1, 2009     June 30, 2009
     Conversion price                 Matured         $   17.00         $  16.50         $   34.67

     Liability component            $  52,722         $  28,662         $ 56,802         $  48,700
     Equity component                   2,278             1,338            3,198            11,408
     ------------------------------------------------------------------------------------------------
     Gross proceeds                    55,000            30,000           60,000            60,108
     Issuance costs                    (2,495)           (1,444)          (2,588)               -
     ------------------------------------------------------------------------------------------------
     Net proceeds                   $  52,505         $  28,556         $ 57,412         $  60,108
     ------------------------------------------------------------------------------------------------

                                       7.50%            6.50%             7.75%            8.00%          TOTAL
     -----------------------------------------------------------------------------------------------------------
     Trading symbol                   AVN.DBC          AVN.DBE           AVN.DBD          AVN.DBG
     Issue date                    Sep. 15, 2004    May 18, 2005      Sep. 15, 2004    Nov. 13, 2006
     Maturity date                 Oct. 1, 2009     June 30, 2010     Dec. 1, 2011     Dec. 31, 2011
     Conversion price               $   20.25         $   24.96         $  21.00         $   20.33

     Liability component            $  71,631         $  66,981         $ 47,444         $  14,884      $387,826
     Equity component                   3,369             2,971            2,556            26,561        53,679
     -----------------------------------------------------------------------------------------------------------
     Gross proceeds                    75,000            69,952           50,000            41,445       441,505
     Issuance costs                    (3,190)                -           (2,190)                -       (11,907)
     -----------------------------------------------------------------------------------------------------------
     Net proceeds                   $  71,810         $  69,952         $ 47,810         $  41,445      $429,598
     -----------------------------------------------------------------------------------------------------------

     The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

           CONVERTIBLE                                                                          REDEMPTION
            DEBENTURE         REDEMPTION PERIODS                                                    PRICE
     -----------------------------------------------------------------------------------------------------
              9.00%           After August 1, 2007 and before August 1, 2008                       $1,025
     -----------------------------------------------------------------------------------------------------
              8.25%           After February 1, 2007 and on or before February 1, 2008             $1,050
                              After February 1, 2008 and before February 1, 2009                   $1,025
     -----------------------------------------------------------------------------------------------------
              8.75%           After June 30, 2007 and on or before June 30, 2008                   $1,050
                              After June 30, 2008 and before June 30, 2009                         $1,025
     -----------------------------------------------------------------------------------------------------
              7.50%           After October 1, 2007 and on or before October 1, 2008               $1,050
                              After October 1, 2008 and before October 1, 2009                     $1,025
     -----------------------------------------------------------------------------------------------------
              6.50%           After June 30, 2008 and on or before June 30, 2009                   $1,050
                              After June 30, 2009 and before June 30, 2010                         $1,025
     -----------------------------------------------------------------------------------------------------
              7.75%           After December 1, 2007 and on or before December 1, 2008             $1,050
                              After December 1, 2008 and on or before December 1, 2009             $1,025
                              After December 1, 2009 and before December 1, 2011                   $1,000
     -----------------------------------------------------------------------------------------------------
              8.00%           After December 31, 2009 and on or before December 31, 2010           $1,050
                              After December 31, 2010 and before December 31, 2011                 $1,025
     -----------------------------------------------------------------------------------------------------

                       Advantage Energy Income Fund - 14

     The balance of debentures outstanding at December 31, 2007 and changes in the liability and equity components during the years ended December 31, 2007 and 2006 are as follows:

                                              10.00%            9.00%             8.25%            8.75%
     ------------------------------------------------------------------------------------------------------
     Debentures outstanding                 $       -         $   5,392         $  4,867         $  29,839
     ------------------------------------------------------------------------------------------------------
     Liability component:
       Balance at Dec. 31, 2005             $   2,453         $   7,259         $  8,150         $       -
       Assumed on Ketch acquisition                 -                 -                -                 -
       Accretion of discount                       30               107              103                 -
       Converted to Trust Units                (1,019)           (2,131)          (3,577)                -
     ------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2006                 1,464             5,235            4,676                 -
       Assumed on Sound acquisition                 -                 -                -            48,700
       Accretion of discount                       22                98               91                96
       Converted to Trust Units                (1,486)                -                -                (8)
       Redeemed for cash                            -                 -                -           (19,406)
     ------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2007             $       -         $   5,333         $  4,767         $  29,382
     ------------------------------------------------------------------------------------------------------
     Equity component:
       Balance at Dec. 31, 2005             $     100         $     323         $    441         $       -
       Assumed on Ketch acquisition                 -                 -                -                 -
       Converted to Trust Units                   (41)              (94)            (193)                -
     ------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2006                    59               229              248                 -
       Assumed on Sound acquisition                 -                 -                -            11,408
       Converted to Trust Units                     -                 -                -           (10,556)
       Expired                                    (59)                -                -                 -
     ------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2007             $       -         $     229         $    248         $     852
     ------------------------------------------------------------------------------------------------------

                                               7.50%            6.50%             7.75%            8.00%             TOTAL
     ----------------------------------------------------------------------------------------------------------------------
     Debentures outstanding                 $  52,268         $  69,952         $46,766          $  15,528         $224,612
     ----------------------------------------------------------------------------------------------------------------------
     Liability component:
       Balance at Dec. 31, 2005             $  62,321         $       -         $45,898          $       -         $126,081
       Assumed on Ketch acquisition                 -            66,981               -                  -           66,981
       Accretion of discount                      897               380             589                  -            2,106
       Converted to Trust Units               (13,436)                -          (2,722)                 -          (22,885)
     ----------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2006                49,782            67,361          43,765                  -          172,283
       Assumed on Sound acquisition                 -                 -               -             14,884           63,584
       Accretion of discount                      889               731             595                 47            2,569
       Converted to Trust Units                     -                 -               -                  -           (1,494)
       Redeemed for cash                            -                 -               -                  -          (19,406)
     ----------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2007             $  50,671         $  68,092         $44,360          $  14,931         $217,536
     ----------------------------------------------------------------------------------------------------------------------
     Equity component:
       Balance at Dec. 31, 2005             $   2,865         $       -         $ 2,430          $       -         $  6,159
       Assumed on Ketch acquisition                 -             2,971               -                  -            2,971
       Converted to Trust Units                  (617)                -            (144)                 -           (1,089)
     ----------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2006                 2,248             2,971           2,286                  -            8,041
       Assumed on Sound acquisition                 -                 -               -             26,561           37,969
       Converted to Trust Units                     -                 -               -            (25,763)         (36,319)
       Expired                                      -                 -               -                  -              (59)
     ----------------------------------------------------------------------------------------------------------------------
       Balance at Dec. 31, 2007             $   2,248         $   2,971         $ 2,286          $     798         $  9,632
     ----------------------------------------------------------------------------------------------------------------------

                       Advantage Energy Income Fund - 15

     As part of the acquisition of Ketch (note 3), the 6.50% convertible debentures, originally issued May 18, 2005, were assumed by Advantage on June 23, 2006.

     Due to the acquisition of Sound (note 3), 8.75% and 8.00% convertible debentures were assumed by Advantage on September 5, 2007. As a result of the change in control of Sound, the Fund was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound at a price equal to 101% of the principal amount plus accrued and unpaid interest. On October 17, 2007, the expiry date of the offer, 911,709 Trust Units were issued and $19.9 million in total cash consideration was paid in exchange for $29,665,000 8.75% convertible debentures and 2,220,289 Trust Units were issued in exchange for $25,507,000 8.0% convertible debentures.

     During the year ended December 31, 2007, $24,000 debentures (2006 - $24,333,000) were converted resulting in the issuance of 1,386 Trust Units (2006 - 1,286,901 Trust Units) and all of the remaining $1,470,000 10% convertible debentures matured on November 1, 2007 and were settled with the issuance of 127,493 Trust Units.


7.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $690 million extendible revolving loan facility and a $20 million operating loan facility. The loan's interest rate is based on either prime, US base rate, LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to 1.25% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis with the next renewal due in June 2008. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the year ended December 31, 2007, the effective interest rate on the outstanding amounts under the facility was approximately 5.7% (2006 - 5.1%).

8.   ASSET RETIREMENT OBLIGATIONS

     The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $243.9 million which will be incurred between 2008 to 2057. A credit-adjusted risk-free rate of 7% and an inflation factor of 2% were used to calculate the fair value of the asset retirement obligations.

     A reconciliation of the asset retirement obligations is provided below:

                                                        YEAR ENDED            YEAR ENDED
                                                     DECEMBER 31, 2007     DECEMBER 31, 2006
     ---------------------------------------------------------------------------------------
     Balance, beginning of year                          $  34,324              $  21,263
     Accretion expense                                       2,795                  1,684
     Assumed in Sound acquisition (note 3)                  16,695                      -
     Assumed in Ketch acquisition (note 3)                       -                  7,930
     Liabilities incurred                                   13,972                  9,421
     Liabilities settled                                    (6,951)                (5,974)
     ---------------------------------------------------------------------------------------
     Balance, end of year                                $  60,835              $  34,324
     ---------------------------------------------------------------------------------------

                       Advantage Energy Income Fund - 16

9.   INCOME TAXES

     The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense, Trust Unit issue costs, and interest on convertible debentures. Given that taxable income of the Fund is allocated to the Unitholders, no provision for current income taxes relating to the Fund is included in these financial statements. On December 14, 2007, the Federal government enacted legislation phasing in corporate income tax rate reductions which will reduce federal tax rates from 22.1% to 15.0% by 2012. Rate reductions will also apply to the new tax on distributions of income trusts and other specified investment flow-through entities as of 2011, reducing the tax rate in 2011 to 29.5% and in 2012 to 28.0%. These rates include a deemed provincial rate of 13%.

     The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                              YEAR ENDED                YEAR ENDED
                                                                           DECEMBER 31, 2007         DECEMBER 31, 2006
     -----------------------------------------------------------------------------------------------------------------
     Income (loss) before taxes                                                $ (30,733)                 $  14,265
     -----------------------------------------------------------------------------------------------------------------
     Canadian combined federal and provincial income tax rates                    32.57%                     34.78%
     Expected income tax expense (recovery) at statutory rates                   (10,011)                     4,961
     Increase (decrease) in income taxes resulting from:
        Amounts included in trust income                                         (57,766)                   (39,940)
        Change in enacted tax rates                                                  550                     (5,692)
        Management internalization                                                 4,554                      4,678
        Specified Investment Flow-Through                                         42,862                          -
        Non-deductible Crown charges                                                   -                      6,925
        Resource allowance                                                             -                     (8,108)
        Other                                                                     (4,831)                        89
     -----------------------------------------------------------------------------------------------------------------
     Future income tax reduction                                                 (24,642)                   (37,087)
     Income and capital taxes                                                      1,444                      1,509
     -----------------------------------------------------------------------------------------------------------------
                                                                               $ (23,198)                 $ (35,578)
     -----------------------------------------------------------------------------------------------------------------

     The components of the future income tax liability are as follows:

                                                                           DECEMBER 31, 2007          DECEMBER 31, 2006
     ------------------------------------------------------------------------------------------------------------------
     Fixed assets in excess of tax basis                                      $   29,240                 $   85,648
     Asset retirement obligations                                                (16,330)                   (10,141)
     Non-capital tax loss carry forward                                          (20,369)                    (8,851)
     Trust assets in excess of tax basis                                          82,642                          -
     Other                                                                        (8,456)                    (4,717)
     ------------------------------------------------------------------------------------------------------------------
     Future income tax liability                                               $  66,727                 $   61,939
     ------------------------------------------------------------------------------------------------------------------

     AOG has a non-capital tax loss carry forward of approximately $76 million of which $1 million expires in 2008, $18 million in 2011, $11 million in 2012 and $46 million after 2020.

                       Advantage Energy Income Fund - 17

10.  UNITHOLDERS' EQUITY

     (a)   UNITHOLDERS' CAPITAL

           (i)  AUTHORIZED

           Unlimited number of voting Trust Units

           (ii) ISSUED

                                                                  NUMBER OF UNITS        AMOUNT
     ----------------------------------------------------------------------------------------------
     Balance at December 31, 2005                                   57,846,324         $    681,574
     2005 non-cash performance incentive                               475,263               10,544
     Issued on conversion of debentures                              1,286,901               23,974
     Issued on conversion of exchangeable shares                       127,014                2,398
     Issued on exercise of Trust Unit rights                           122,500                  682
     Issued for Ketch acquisition (note 3)                          32,870,465              688,636
     Management internalization                                      1,913,842               38,716
     2006 non-cash performance incentive                               117,662                2,380
     Distribution reinvestment plan                                  2,005,499               27,722
     Issued for cash, net of costs                                   8,625,000              141,399
     ----------------------------------------------------------------------------------------------
     Balance at December 31, 2006                                  105,390,470            1,618,025
     Issued on conversion of debentures                                128,879                1,494
     Issued on exercise of Trust Unit rights                            37,500                  562
     Issued for cash, net of costs                                   8,600,000              104,094
     Distribution reinvestment plan                                  4,028,252               46,657
     Issued for Sound acquisition, net of costs (note 3)            16,977,184              228,583
     Issued on offer to purchase Sound debentures (note 6)           3,131,998               37,209
     Management internalization forfeitures                            (24,909)                (503)
     ----------------------------------------------------------------------------------------------
                                                                   138,269,374         $  2,036,121
     ----------------------------------------------------------------------------------------------
     Management internalization escrowed Trust Units                                         (9,056)
     ----------------------------------------------------------------------------------------------
     Balance at December 31, 2007                                                      $  2,027,065
     ----------------------------------------------------------------------------------------------

     On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance incentive fee.

     On June 23, 2006, Advantage issued 32,870,465 Trust Units as consideration for the acquisition of Ketch (note 3). Concurrent with the Ketch acquisition, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007 (note 13). For the year ended December 31, 2007, a total of 24,909 Trust Units issued for the management internalization were forfeited (2006 - 19,366 Trust Units) and $15.7 million has been recognized as management internalization expense (2006 - $13.4 million). As at December 31, 2007, 1,193,622 Trust Units remain held in escrow (December 31, 2006 - 1,822,098 Trust Units). The Fund also issued 117,662 Trust Units on June 23, 2006, valued at $2.4 million, to satisfy the final obligation related to the 2006 first quarter performance fee.

     On July 24, 2006, Advantage announced that it adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"). The Plan commenced with the monthly cash distribution payable on August 15, 2006 to Unitholders of record on July 31, 2006. For eligible Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan. During the year ended December 31, 2007, 4,028,252 Trust

                       Advantage Energy Income Fund - 18

     Units (2006 - 2,005,499 Trust Units) were issued under the Plan, generating $46.7 million (2006 - $27.7 million) reinvested in the Fund.

     On August 1, 2006, Advantage issued 7,500,000 Trust Units, plus an additional 1,125,000 Trust Units upon full exercise of the Underwriters' over-allotment option on August 4, 2006, at $17.30 per Trust Unit for net proceeds of $141.4 million (net of Underwriters' fees and other issue costs of $7.8 million). The net proceeds of the offering were used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures.

     On February 14, 2007  Advantage  issued  7,800,000  Trust  Units,  plus an additional 800,000 Trust Units upon exercise of the Underwriters' over-allotment option on March 7, 2007, at $12.80 per Trust Unit for approximate net proceeds of $104.1 million (net of Underwriters' fees and other issue costs of $6.0 million).

     On September 5, 2007, Advantage issued 16,977,184 Trust Units, valued at $228.9 million, as partial consideration for the acquisition of Sound (note 3). Trust Unit issuance costs of $0.3 million were incurred for the Sound acquisition.

     Due to the acquisition of Sound (note 3), 8.75% and 8.00% convertible debentures were assumed by Advantage on September 5, 2007. As a result of the change in control of Sound, the Fund was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound at a price equal to 101% of the principal amount plus accrued and unpaid interest. On October 17, 2007, the expiry date of the offer, 911,709 Trust Units were issued and $19.9 million in total cash consideration was paid in exchange for $29,665,000 8.75% convertible debentures and 2,220,289 Trust Units were issued in exchange for $25,507,000 8.0% convertible debentures.

     (b)   CONTRIBUTED SURPLUS

                                                                  YEAR ENDED           YEAR ENDED
                                                               DECEMBER 31, 2007    DECEMBER 31, 2006
     ------------------------------------------------------------------------------------------------
     Balance, beginning of year                                 $       863           $    1,036
     Unit-based compensation                                          1,255                    -
     Expiration of convertible debentures equity component               59                    -
     Exercise of Trust Unit Rights                                     (172)                (173)
     ------------------------------------------------------------------------------------------------
     Balance, end of year                                       $     2,005           $      863
     ------------------------------------------------------------------------------------------------

     (c)   TRUST UNITS RIGHTS INCENTIVE PLAN

     Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.

                                                             SERIES B
                                                     NUMBER             PRICE
    ---------------------------------------------------------------------------
     Balance at December 31, 2005                   225,000           $  13.63
     Exercised                                      (37,500)              -
     Reduction of exercise price                          -              (2.66)
    ---------------------------------------------------------------------------
     Balance at December 31, 2006                   187,500              10.97
     Exercised                                      (37,500)              -
     Reduction of exercise price                          -              (1.77)
    ---------------------------------------------------------------------------
     Balance at December 31, 2007                   150,000           $   9.20
    ---------------------------------------------------------------------------

     Expiration date                                        June 17, 2008
    ---------------------------------------------------------------------------

                       Advantage Energy Income Fund - 19

     (d)   UNIT-BASED COMPENSATION

     Advantage's current employee compensation includes a Restricted Trust Unit Plan (the "Plan"), as approved by the Unitholders on June 23, 2006, and Trust Units issuable for the retention of certain employees of the Fund. The purpose of the long-term compensation plans is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting Unitholder return.

     The Plan authorizes the Board of Directors to grant Restricted Trust Units ("RTUs") to directors, officers, or employees of the Fund. The number of RTUs granted is based on the Fund's Trust Unit return for a calendar year and compared to a peer group approved by the Board of Directors. The Trust Unit return is calculated at the end of the year and is primarily based on the year-over-year change in the Trust Unit price plus distributions. The RTU grants vest one third immediately on grant date, with the remaining two thirds vesting evenly on the following two yearly anniversary dates. The holders of RTUs may elect to receive cash upon vesting in lieu of the number of Trust Units to be issued, subject to consent of the Fund. As the Fund did not meet the 2007 or 2006 grant thresholds, there were no RTU grants made during these years.

     For the year ended December 31, 2007, the Fund has accrued unit-based compensation expense of $0.9 million recorded in general and administrative expense (December 31, 2006 - nil) and has capitalized $0.3 million (December 31, 2006 - nil) related to Trust Units issuable for the retention of certain employees of the Fund.

     (e)   NET INCOME (LOSS) PER TRUST UNIT

     The calculation of basic and diluted net income (loss) per Trust Unit are derived from both income (loss) available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                                               YEAR ENDED             YEAR ENDED
                                                            DECEMBER 31, 2007      DECEMBER 31, 2006
     -----------------------------------------------------------------------------------------------
     Income (loss) available to Unitholders
         Basic and Diluted                                   $    (7,535)            $   49,814
     -----------------------------------------------------------------------------------------------

     Weighted average Trust Units outstanding
         Basic                                               119,604,019             80,958,455
         Trust Units Rights Incentive Plan - Series A                  -                 43,548
         Trust Units Rights Incentive Plan - Series B                  -                 78,287
         Management Internalization                                    -                113,556
     -----------------------------------------------------------------------------------------------
         Diluted                                             119,604,019             81,193,846
     -----------------------------------------------------------------------------------------------

     The calculation of diluted net income per Trust Unit excludes all series of convertible debentures for the years as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the year ended December 31, 2007 were 9,083,663 (2006 - 7,182,276). As at December 31, 2007, the total convertible debentures outstanding were immediately convertible to 9,847,253 Trust Units (2006 - 8,334,453).

     All of the Series B Trust Unit Rights and Management Internalization escrowed Trust Units have been excluded from the calculation of diluted net income per Trust Unit for the year ended December 31, 2007, as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the Series B Trust Unit Rights and Management Internalization escrowed Trust Units and excluded from the diluted net income per Trust Unit calculation for the year ended December 31, 2007 were 42,918 and 582,861, respectively. All of the remaining Series A Trust Unit Rights were exercised July 7, 2006.

     Exchangeable Shares have been excluded from the calculation of diluted net income per Trust Unit for the year ended December 31, 2006 as the impact would have been anti-dilutive. All of the remaining Exchangeable Shares were redeemed May 9, 2006. Total weighted average Trust Units issuable in exchange for the Exchangeable Shares and excluded from the diluted net income per Trust Unit calculation for the year ended December 31, 2006 were 36,448.

                       Advantage Energy Income Fund - 20

11.  ACCUMULATED DEFICIT

     Accumulated   deficit  consists  of  accumulated  income  and  accumulated distributions for the Fund since inception as follows:

                                                     DECEMBER 31, 2007     DECEMBER 31, 2006
     ---------------------------------------------------------------------------------------
     Accumulated Income                               $   219,988            $  227,523
     Accumulated Distributions                           (879,823)             (664,629)

     ---------------------------------------------------------------------------------------
     Accumulated Deficit                              $  (659,835)           $ (437,106)
     ---------------------------------------------------------------------------------------

     The Fund has historically paid distributions in excess of accumulated income as distributions are typically based on cash flows generated in the period while accumulated income is based on such cash flows less other non-cash charges such as depletion, depreciation, and accretion expense recorded on the original investment in petroleum and natural gas properties and management internalization expense. For the year ended December 31, 2007 the Fund declared $215.2 million in distributions representing $1.77 per distributable Trust Unit (2006 - $217.2 million in distributions representing $2.66 per distributable Trust Unit).

12.  FINANCIAL INSTRUMENTS

     Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

     Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost. As at December 31, 2007, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

     The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 6) resulting in fair values that will vary over time as market conditions change. As at December 31, 2007, the estimated fair value of the total outstanding convertible debenture obligation was $215.4 million (December 31, 2006 - $180.0 million). The fair value of the liability component of convertible debentures was determined primarily based on a discounted cash flow model assuming no future conversions and continuation of current interest and principal payments as well as taking into consideration the current public trading activity of such debentures. The Fund applied discount rates of between 7 and 8% considering current available market information, assumed credit adjustments, and various terms to maturity.

     Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed by third parties. Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

     CREDIT RISK
     Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk. Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund generally enters into derivative contracts with investment grade institutions that are members of Advantage's credit facility syndicate to further mitigate associated credit risk.

                       Advantage Energy Income Fund - 21

     LIQUIDITY RISK
     The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations due to the strength of cash provided by operating activities and the existing credit facility. The Fund's bank indebtedness is subject to a $710 million credit facility agreement which mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

     Advantage has several series of convertible debentures outstanding that mature from 2008 to 2011 (note 6). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement alternative allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

     To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

     INTEREST RATE RISK
     The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% interest rate fluctuation for the year ended December 31, 2007 could potentially have impacted net income by approximately $3.0 million for that period.

     PRICE AND CURRENCY RISK
     Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net income. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at December 31, 2007 could impact net income by approximately $8.7 million for the year ended December 31, 2007. As well, a change of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at December 31, 2007 could impact net income by $3.7 million for the year ended December 31, 2007. A change of 10% in the forward power prices used to calculate the fair value of the power derivatives at December 31, 2007 could impact net income by $0.1 million for the year ended December 31, 2007. A similar change in the currency rate assumption underlying the derivatives fair value does not have a material impact on net income.



                       Advantage Energy Income Fund - 22

     As at December 31, 2007 the Fund had the following derivatives in place:

     DESCRIPTION OF DERIVATIVE                TERM                         VOLUME                      AVERAGE PRICE
     ----------------------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price               November 2007 to March 2008           7,109 mcf/d                   Cdn$9.54/mcf
         Fixed price               April 2008 to October 2008           14,217 mcf/d                   Cdn$6.85/mcf
         Fixed price                April 2008 to March 2009            14,217 mcf/d                   Cdn$7.10/mcf
         Fixed price                April 2008 to March 2009            14,217 mcf/d                   Cdn$7.06/mcf
         Fixed price               November 2008 to March 2009          14,217 mcf/d                   Cdn$7.77/mcf
         Collar                    November 2007 to March 2008           9,478 mcf/d            Floor  Cdn$8.44/mcf
                                                                                              Ceiling  Cdn$10.29/mcf
         Collar                    November 2007 to March 2008           7,109 mcf/d            Floor  Cdn$8.70/mcf
                                                                                              Ceiling  Cdn$10.71/mcf
     CRUDE OIL - WTI
         Fixed price              February 2008 to January 2009         2,000 bbls/d                   Cdn$90.93/bbl
         Collar                   February 2008 to January 2009         2,000 bbls/d         Sold put  Cdn$70.00/bbl
                                                                                        Purchase call  Cdn$105.00/bbl
                                                                                                 Cost  Cdn$1.52/bbl
     ELECTRICITY - ALBERTA POOL PRICE
         Fixed price              January 2008 to December 2008            3.0 MW                      Cdn$54.00/MWh

     As at December 31, 2007, the fair value of the derivatives outstanding resulted in an asset of approximately $7,201,000 (December 31, 2006 - $10,433,000) and a liability of approximately $5,020,000 (December 31, 2006 - nil). For the year ended December 31, 2007, $11,049,000 was recognized in income as an unrealized derivative loss (December 31, 2006 - $10,242,000 unrealized derivative gain) and $18,594,000 was recognized in income as a realized derivative gain (December 31, 2006 - $5,297,000).

     As a result of the Sound acquisition (note 3), the Fund assumed several derivatives, which had an estimated net fair market value of $2,797,000 on closing.


13.  MANAGEMENT FEE, PERFORMANCE INCENTIVE, AND MANAGEMENT INTERNALIZATION

     Concurrent with the Ketch acquisition (note 3), Advantage internalized the external management contract structure and eliminated all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total original consideration of 1,933,208 Advantage Trust Units. The Trust Units were initially valued at $39.1 million using the weighted average trading value for Advantage Trust Units on the Unitholder approval date of June 22, 2006 and are subject to escrow provisions over a 3-year period, vesting one-third each year beginning in 2007. The management internalization consideration is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided, including an estimate of future Trust Unit forfeitures. For the year ended December 31, 2007, a total of 24,909 Trust Units issued for the management internalization were forfeited (2006 - 19,366 Trust Units) and $15.7 million has been recognized as management internalization expense (2006 - $13.4 million). As at December 31, 2007, 1,193,622 Trust Units remain held in escrow (2006 - 1,822,098 Trust Units). The Fund also issued 117,662 Trust Units to satisfy the final obligation related to the 2006 first quarter performance fee along with $0.9 million in cash to settle the first quarter management fee. AIM agreed to forego fees from the period April 1, 2006 to the closing of the Arrangement.

     Prior to the internalization, the Manager received both a management fee and a performance incentive fee as compensation pursuant to the Management Agreement approved by the Board of Directors. Management fees were calculated based on 1.5% of operating cash flow defined as revenues less royalties and operating costs and were paid quarterly.

     The Manager of the Fund was also entitled to earn an annual performance incentive fee when the Fund's total annual return exceeded 8%. The total annual return was calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% was multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The Management Agreement provided an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued 475,263 Advantage Trust Units at the closing Unit

                       Advantage Energy Income Fund - 23
     price of $22.19 to satisfy the 2005 performance fee obligation. The Manager did not receive any form of compensation in respect of acquisition or divestiture activities nor was there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees prior to the internalization. The management fees and performance fees were shared amongst all management and employees.


14.  COMMITMENTS

     Advantage has several lease commitments relating to office buildings. The Fund has assumed office lease commitments from prior corporate acquisitions and has renegotiated leases to accommodate the growth of the Fund. The estimated annual minimum operating lease rental payments for buildings are as follows:

         2008                       $ 5,319
         2009                         4,111
         2010                         4,127
         2011                         1,731
         2012                         1,314
     ---------------------------------------
                                    $16,602
     ---------------------------------------


15. RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in Canada. Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States. Any differences in accounting principles between Canadian GAAP and US GAAP, as they apply to Advantage, are not material, except as described below.

     (a)   UNIT-BASED COMPENSATION

     Advantage accounts for compensation expense based on the fair value of the equity awards on the grant date and the initial fair value is not subsequently remeasured. Advantage's unit-based compensation consists of a Trust Units Rights Incentive Plan, Trust Units held in escrow subject to service requirement provisions, and Trust Units issuable for the retention of certain employees of the Fund. The initial fair value is expensed over the vesting period of the Trust Units or rights granted.

     Under US GAAP, the Fund adopted SFAS 123(R) "Share-Based Payment" on January 1, 2006 using the modified prospective approach and applies the fair value method of accounting for all Unit-based compensation granted after January 1, 2006. A US GAAP difference exists as unit-based compensation grants are considered liability awards for US GAAP and equity awards for Canadian GAAP. Under US GAAP, the fair value of a liability award is measured at the grant date and is subsequently remeasured at each reporting period. When the rights are exercised and the Trust Units vested, the amount recorded as a liability is recognized as temporary equity and the fair value at adoption of the new standard has been charged to income as the cumulative effect of a change in accounting policy.

     (b)   CONVERTIBLE DEBENTURES

     The Fund applies CICA 3863 "Financial Instruments - Presentation" in accounting for convertible debentures which results in their classification as liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

     Under US GAAP, the entire convertible debenture balance would be shown as a liability. The embedded conversion feature would not be accounted for separately as a component of equity. Additionally, under US GAAP, issuance costs are generally shown as a deferred charge rather than netted from the convertible debenture balance. As a result of these US GAAP differences, the convertible debenture balance in liabilities represents the actual maturity value of the outstanding debentures. Issuance costs are shown separately as a deferred charge and are amortized to interest expense over the term of the debenture. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction. Interest and accretion on convertible debentures represents interest expense on the convertible debentures and amortization of the associated deferred issuance costs.

                       Advantage Energy Income Fund - 24

     (c)   DEPLETION AND DEPRECIATION

     For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

     US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant prices and costs. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices and costs as compared to forecast prices and costs will impact proved reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future ceiling test calculations.

     (d)   CEILING TEST

     Under Canadian GAAP, petroleum and natural gas assets are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes, Advantage has not recognized an impairment loss since inception.

     Under US GAAP, the carrying amounts of petroleum and natural gas assets, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proved reserves (at current prices and costs as of the balance sheet date) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized an impairment loss of $49.5 million in 2001, $28.3 million net of tax, and an impairment loss of $535.4 million in 2006, $477.8 million net of tax. The impairment loss decreases net book value of property and equipment which reduces depletion and depreciation expense subsequently recorded as well as future ceiling test calculations.

     (e)   INCOME TAX

     The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2007 and 2006. The differences between Canadian GAAP and US GAAP relate to future income tax impact on GAAP differences for fixed assets.

     Under US GAAP,  an  entity  that is  subject  to  income  tax in  multiple jurisdictions is required to disclose income tax expense in each jurisdiction. The total amount of income taxes in 2006 and 2007 is entirely at the provincial level.

     (f)   UNITHOLDERS' EQUITY

     Unitholders' equity of Advantage consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for the Fund to retain its Canadian mutual fund trust status. The holders are entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units are quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of Unitholders' equity.

     Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year-to-year are charged to deficit. All components of Unitholders' equity related to Trust Units are eliminated. When calculating net income per Trust Unit, increases in the redemption value during a period results in a reduction of net income available to Unitholders while decreases in the redemption

                       Advantage Energy Income Fund - 25
     value increases net income available to Unitholders. For the years ended December 31, 2007 and 2006, net income available to Unitholders was increased by $390.3 million and $898.0 million corresponding to changes in the Trust Units redemption value for the respective periods.

     A continuity schedule of significant equity accounts for each reporting period is required disclosure under US GAAP. The following table is a continuity of deficit, the Fund's only significant equity account:

     DEFICIT                                                     YEAR ENDED           YEAR ENDED
     (thousands of Canadian dollars)                          DECEMBER 31, 2007    DECEMBER 31, 2006
     ------------------------------------------------------------------------------------------------
     Balance, beginning of year                                $  (402,158)         $  (665,627)
     Net income (loss) and comprehensive income (loss)              50,610             (417,274)
     Distributions declared                                       (215,194)            (217,246)
     Change in redemption value of temporary equity                390,349              897,989
     ------------------------------------------------------------------------------------------------
     Balance, end of year                                      $  (176,393)         $  (402,158)
     ------------------------------------------------------------------------------------------------

     (g)   BALANCE SHEET DISCLOSURE

     US GAAP requires disclosure of certain line items for balances that would be aggregated in the Canadian GAAP financials. The following are the additional line items to be disclosed for accounts receivable and accounts payable:

     (thousands of Canadian dollars)                          DECEMBER 31, 2007     DECEMBER 31, 2006
     ------------------------------------------------------------------------------------------------
     Accounts receivable
        Trade receivables                                        $    94,959           $    78,698
        Other receivables                                                515                   839
     ------------------------------------------------------------------------------------------------
     Total accounts receivable                                   $    95,474           $    79,537
     ------------------------------------------------------------------------------------------------


     (thousands of Canadian dollars)                          DECEMBER 31, 2007     DECEMBER 31, 2006
     ------------------------------------------------------------------------------------------------
     Accounts payable and accrued liabilities
        Accounts payable                                         $    72,691           $    75,500
        Accrued liabilities                                           48,994                39,999
        Other payables                                                   402                   610
     ------------------------------------------------------------------------------------------------
     Total accounts payable and accrued liabilities              $   122,087           $   116,109
     ------------------------------------------------------------------------------------------------

     (h)   STATEMENTS OF CASH FLOW

     The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.

     (i)   KETCH ACQUISITION

     On June 23, 2006,  Advantage  acquired  all of the issued and  outstanding
     Trust Units of Ketch to benefit from an increase in property diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs. The merger provides increased liquidity and presence in the Canadian markets as well as greater exposure to the United States capital markets for previous Ketch Unitholders through Advantage's NYSE listing.

     The purchase price for the acquisition and resulting goodwill is due to both US and Canadian GAAP requiring the purchase price to be determined using Trust Unit prices at the announcement date, while the fair value of the assets and liabilities is determined at the closing date of the acquisition. As commodity prices decreased significantly between the announcement and closing dates, the fair value of the assets acquired also decreased and as a result, goodwill was recorded.


                       Advantage Energy Income Fund - 26

     (j)   SOUND ACQUISITION

     On September 5, 2007, Advantage acquired all of the issued and outstanding Trust Units and Exchangeable Shares of Sound. The accounting for business combinations is effectively the same under US and Canadian GAAP. However, the purchase price under US GAAP is different as a result of AOG realizing a future income tax asset from previously unrecognized temporary differences. The purchase price under US GAAP has been allocated as follows:

     NET ASSETS ACQUIRED AND LIABILITIES ASSUMED:                CONSIDERATION:
     Fixed assets                              $   480,226       16,977,184 Trust Units issued      $  228,852
     Future income tax asset                        29,430       Cash                                   21,403
     Accounts receivable                            27,433       Acquisition costs incurred                904
     Prepaid expenses and deposits                   3,873                                          ----------
     Derivative asset, net                           2,797                                          $  251,159
     Bank indebtedness                            (107,959)                                         ----------
     Convertible debentures                       (101,553)
     Accounts payable and accrued liabilities      (35,396)
     Future income tax liability                   (29,430)
     Asset retirement obligations                  (16,695)
     Capital lease obligations                      (1,567)
                                               ------------
                                               $   251,159
                                               ------------




     (k)   RECENT US ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

     SFAS 157 FAIR VALUE MEASUREMENTS: This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The implementation effective date for this standard is as of the beginning of the first interim or annual reporting period that begins after November 15, 2007. The Fund has assessed the impact of this interpretation and does not anticipate any significant impact on the consolidated financial statements.

     SFAS 141 (R) BUSINESS COMBINATIONS: This Statement requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. This standard applies to business combinations entered into after January 1, 2009. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.


                       Advantage Energy Income Fund - 27

     The application of US GAAP would have the following effect on net income as reported:

     CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME                YEAR ENDED                 YEAR ENDED
     (thousands of Canadian dollars, except for per Trust Unit amount     DECEMBER 31, 2007           DECEMBER 31, 2006
     ------------------------------------------------------------------------------------------------------------------
     Net income (loss) - Canadian GAAP, as reported                            $  (7,535)                $   49,814

     US GAAP Adjustments:
        General and administrative - note 15 (a)                                     606                      1,453
        Management internalization - note 15(a)                                    7,450                      4,684
        Interest and accretion on convertible debentures - note 15(b)              1,741                      1,254
        Depletion, depreciation and accretion - notes 15(c) and (d)               72,990                   (528,734)
        Future income tax reduction - note 15(e)                                 (24,642)                    55,526
     ------------------------------------------------------------------------------------------------------------------
     Net income (loss) before cumulative effect of a
        change in accounting principle                                            50,610                   (416,003)
     Cumulative effect of a change in accounting principle - note 15(a)                -                     (1,271)
     ------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) - US GAAP               $  50,610                  $(417,274)
     ------------------------------------------------------------------------------------------------------------------

     Net income (loss) per Trust Unit before cumulative effect of a change in accounting principle - US GAAP:
        Basic                                                                  $    0.42                 $    (5.14)
        Diluted                                                                $    0.42                 $    (5.14)
     Net income (loss) per Trust Unit before change in redemption value of
        Trust Units - US GAAP:
        Basic                                                                  $    0.42                 $    (5.15)
        Diluted                                                                $    0.42                 $    (5.15)
     Net income per Trust Unit - US GAAP:
        Basic                                                                  $    3.69                 $     5.94
        Diluted                                                                $    3.54                 $     5.59
     ------------------------------------------------------------------------------------------------------------------

                       Advantage Energy Income Fund - 28

     The application of US GAAP would have the following effect on the balance sheets as reported:

                                                                DECEMBER 31, 2007                    DECEMBER 31, 2006
                                                                -----------------                    -----------------
     CONSOLIDATED BALANCE SHEETS                          CANADIAN               US             CANADIAN              US
     (thousands of Canadian dollars)                        GAAP                GAAP              GAAP               GAAP
     -------------------------------------------------------------------------------------------------------------------------
     ASSETS
         Deferred charge - note 15(b)                   $        -         $    1,984         $        -        $     2,810
         Fixed assets, net - notes 15(c) and (d)         2,177,346          1,673,251          1,753,058          1,205,465

     LIABILITIES AND UNITHOLDERS' EQUITY
         Current portion of convertible debentures           5,333              5,392              1,464              1,485
                  - note 15(b)
         Trust Unit liability - note 15(a)                       -              7,515                  -              7,633
         Convertible debentures - note 15(b)               212,203            219,674            170,819            179,245
         Future income taxes - note 15(e)                   66,727                  -             61,939                  -
         Temporary equity - note 15(f)                           -          1,104,831                  -          1,067,790
         Unitholders' capital - note 15(f)               2,027,065                 -           1,592,758                  -
         Convertible debentures equity component             9,632                  -              8,041                  -
                  - note 15(b)
         Contributed surplus - note 15(a)                    2,005                  -                863                  -
         Accumulated deficit - note 15(f)                 (659,835)          (176,393)          (437,106)          (402,158)




                       Advantage Energy Income Fund - 29